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                                                             OMB APPROVAL
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                                                     OMB Number:       3235-0058
                                                     Expires:     March 31, 2006
                      UNITED STATES                  Estimated average burden
           SECURITIES AND EXCHANGE COMMISSION        hours per response.....2.50
                 WASHINGTON, D.C. 20549              ---------------------------
                                                          SEC FILE NUMBER
                                                              0-23001
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                                                            CUSIP NUMBER
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                       FORM 12B-25

               NOTIFICATION OF LATE FILING


(CHECK ONE): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

For Period Ended: October 31, 2006
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: _____________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
================================================================================

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
          THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Signature Eyewear, Inc.
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Full Name of Registrant


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Former Name if Applicable

498 N. Oak Street
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Address of Principal Executive Office (STREET AND NUMBER)

Inglewood, CA  90302
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The audit of the Company's financial statements is not complete.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Michael Prince                   310                   330-2700
     ------------------------      -------------------      -----------------
              (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

     _______________________________________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates it will report net income of approximately $650,000 to $700,000 on net sales of $23 million in fiscal 2006 as compared to a net income of $1.6 million on net sales of $25 million in fiscal 2005. The decrease in net sales was due primarily to a decrease in net sales of Eddie Bauer Eyewear as a result of expiration of the license on December 31, 2005. The decrease in net income was due primarily to the decrease in net sales.

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                                              Signature Eyewear, Inc.
                                   --------------------------------------------
                                   (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 29, 2007              By  /s/ Michael Prince
                                        ----------------------------
                                        Michael Prince, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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